UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

GlobalSCAPE, Inc.

(Name of Subject Company)

GlobalSCAPE, Inc.

(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

37940G109

(CUSIP Number of Class of Securities)

Robert H. Alpert

Chief Executive Officer

4500 Lockhill Selma Road, Suite 150

San Antonio, Texas 78249

(210) 308-8267

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications

on Behalf of the Persons Filing Statement)

With a copy to:

Adam W. Finerman, Esq.

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

 This Amendment No. 3 (“Amendment No. 3”) amends and supplements Item 4, Item 7 and Item 9 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by GlobalSCAPE, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission on July 31, 2020 (as amended and supplemented from time to time, and including the documents annexed thereto or incorporated therein the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Grail Merger Sub, Inc., a Delaware corporation (“Merger Sub”), a wholly owned subsidiary of Help/Systems, LLC, a Delaware limited liability company (“Parent” or “HelpSystems”), for all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of the Company at a price of $9.50 per Share, subject to any required withholding of taxes, net to the seller in cash without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 31, 2020, and in the related Letter of Transmittal, in each case, as may be amended or supplemented from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 3. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

“ITEM 4. THE SOLICITATION OR RECOMMENDATION—(b) Background of the Offer and the Merger—Go-Shop Process” is amended and supplemented by adding the following paragraph immediately after the first paragraph:

“At 12:01 a.m. on August 24, 2020 the Go-Shop Period expired. During the Go-Shop Period, the Company (acting through Stephens) contacted approximately 186 Go Shop Parties and engaged with 8 Go Shop Parties. Each Go Shop Party that was contacted either notified the Company that it would not be interested in pursuing a potential transaction with the Company or did not respond. No Acquisition Proposals were received from any Go Shop Party.

Starting immediately after 12:01 a.m. on August 24, 2020, the Company became subject to customary “no-shop” restrictions on its ability to solicit Acquisition Proposals and to furnish information to, and conduct negotiations with, third parties regarding Acquisition Proposals, subject to customary exceptions set forth in the Merger Agreement.”

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

“ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS” is amended and supplemented by adding the following paragraph immediately after the second paragraph:

“At 12:01 a.m. on August 24, 2020 the Go-Shop Period expired, as further discussed above under Item 4 “The Solicitation or Recommendation—(b) Background of the Offer and the Merger—Go-Shop Process”.”

ITEM 9. EXHIBITS.

“ITEM 9. EXHIBITS” is amended and supplemented by adding the following:

“Exhibit No.	Description

**(a)(11)	Press Release issued by the Company on August 24, 2020

** Filed herewith.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GLOBALSCAPE, INC.

By:	/s/ Karen J. Young
	Name:	Karen J. Young
	Title:	Chief Financial Officer

August 24, 2020